UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Maxcom Telecomunicaciones, S.A.B. de C.V.
(Name of Issuer)
Series A Common Stock
(Title of Class of Securities)
57773A 508(1)
(CUSIP Number)
December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

__________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADSs represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents an economic interest in three shares of Series A Common Stock.

CUSIP No. 57773A 508	13G/A	Page 2 of 15 Pages
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1		NAMES OF REPORTING PERSONS:
Nexus-Maxcom Holdings I, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
- 0 -
	6	SHARED VOTING POWER:
-0-*
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12		TYPE OF REPORTING PERSON*:
OO

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 3 of 15 Pages
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1		NAMES OF REPORTING PERSONS:
Nexus-Banc of America Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-*
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12		TYPE OF REPORTING PERSON:
PN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 4 of 15 Pages
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1		NAMES OF REPORTING PERSONS:
Nexus Partners II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-*
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12		TYPE OF REPORTING PERSON:
PN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 5 of 15 Pages
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1		NAMES OF REPORTING PERSONS:
Jacques Gliksberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
1,139,238
	6	SHARED VOTING POWER:
1,009,679
	7	SOLE DISPOSITIVE POWER:
1,139,238
	8	SHARED DISPOSITIVE POWER:
1,009,679
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,148,917* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3%
12		TYPE OF REPORTING PERSON:
IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 6 of 15 Pages
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1		NAMES OF REPORTING PERSONS:
Marco Viola
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
641,999
	6	SHARED VOTING POWER:
1,009,679
	7	SOLE DISPOSITIVE POWER:
641,999
	8	SHARED DISPOSITIVE POWER:
1,009,679
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,651,678* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%
12		TYPE OF REPORTING PERSON:
IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 7 of 15 Pages
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1		NAMES OF REPORTING PERSONS:
Nexus Partners I, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0
	6	SHARED VOTING POWER:
1,009,679*
	7	SOLE DISPOSITIVE POWER:
0
	8	SHARED DISPOSITIVE POWER:
1,009,679*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,679* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%
12		TYPE OF REPORTING PERSON:
OO

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 8 of 15 Pages
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Item 1(a)	Name of Issuer:

Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210.

Item 2(a)	Name of Person Filing:

This Amendment No. 4 to Schedule 13G (“Amendment No. 4”) relates to the Series A Common Stock (the “Series A Common Stock”) of the Company and amends and supplements, as set forth below, the information contained in the Schedule 13G/A filed by the Reporting Persons (as defined below) with respect to the Company on February 14, 2012.

This Amendment No. 4 is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Nexus-Maxcom Holdings I, LLC (“Nexus-Maxcom Holdings”), Nexus-Banc of America Fund II, L.P. (“NBAF II”), Nexus Partners II, L.P. (“NP II”), Nexus Partners I, LLC (“Nexus Partners”), Jacques Gliksberg and Marco Viola, each a “Reporting Person” and, collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 4 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 4 jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Nexus-Maxcom Holdings, NBAF II, NP II, Nexus Partners and Mr. Gliksberg is: 400 Skokie Boulevard, Suite 265, Northbrook, IL 60062.

The address of the principal business office of Mr. Viola is: 1200 E. Putnam Avenue, Riverside, CT 06878.

Item 2(c)	Citizenship:

Each of Nexus-Maxcom Holdings, NBAF II, NP II, and Nexus Partners is organized under the laws of the State of Delaware.

Messrs. Gliksberg and Viola are citizens of the United States of America.

Item 2(d)	Title of Class of Securities:

Series A Common Stock.

CUSIP No. 57773A 508	13G/A	Page 9 of 15 Pages
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Item 2(e)	CUSIP No.:

57773A 508

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Nexus Partners is the direct beneficial owner of 1,009,679 shares of Series A Common Stock, or approximately 0.1% of the total outstanding shares of Series A Common Stock. Mr. Gliksberg is the beneficial owner of 1,139,238 shares of Series A Common Stock, or approximately 0.1% of the total outstanding shares of Series A Common Stock. Of the shares of Series A Common Stock held by Mr. Gliksberg, 865,477 shares are owned directly by Mr. Gliksberg and his spouse as joint tenants, and 273,761 shares are owned through an account over which Mr. Gliksberg has power of attorney. Mr. Viola is the direct beneficial owner of 641,999 shares of Series A Common Stock, or less than 0.1% of the total outstanding shares of Series A Common Stock.

The shares of Series A Common Stock directly owned by Nexus Partners may be deemed to be beneficially owned indirectly by Messrs. Gliksberg and Viola, its managers.

All of the percentages calculated in this Amendment No. 4 are based upon an aggregate of 806,006,544 shares of Series A Common Stock outstanding as of December 31, 2012, as disclosed in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2012.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

CUSIP No. 57773A 508	13G/A	Page 10 of 15 Pages
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Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Amendment No. 4 shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Amendment No. 4 held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 4.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 57773A 508	13G/A	Page 11 of 15 Pages
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13G/A is true, complete and correct.

Date: February 11, 2014

NEXUS-MAXCOM HOLDINGS I, LLC

By:	Nexus-Banc of America Fund II, L.P.
Its:	Manager

By:	Nexus Partners II, L.P.
Its:	General Partner

By:	Nexus Partners I, LLC
Its:	General Partner

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

NEXUS PARTNERS I, LLC

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

NEXUS-PARTNERS II, L.P.

By:	Nexus Partners I, LLC
Its:	General Partner

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

CUSIP No. 57773A 508	13G/A	Page 12 of 15 Pages
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NEXUS-BANC OF AMERICA FUND II, L.P.

By:	Nexus Partners II, L.P.
Its:	General Partner

By:	Nexus Partners I, LLC
Its:	General Partner

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg

By:	/s/ Marco Viola
Name:	Marco Viola

CUSIP No. 57773A 508	13G/A	Page 13 of 15 Pages
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SCHEDULE 13G/A

Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

CUSIP No. 57773A 508	13G/A	Page 14 of 15 Pages
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EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this Amendment No. 4 to Schedule 13G (“Schedule 13G/A”) jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G/A with respect to the Series A Common Stock of Maxcom Telecomunicaciones, S.A.B. de C.V. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G/A.

Dated: February 11, 2014

NEXUS-MAXCOM HOLDINGS I, LLC

By:	Nexus-Banc of America Fund II, L.P.
Its:	Manager

By:	Nexus Partners II, L.P.
Its:	General Partner

By:	Nexus Partners I, LLC
Its:	General Partner

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

NEXUS PARTNERS I, LLC

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

CUSIP No. 57773A 508	13G/A	Page 15 of 15 Pages
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NEXUS-PARTNERS II, L.P.

By:	Nexus Partners I, LLC
Its:	General Partner

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

NEXUS-BANC OF AMERICA FUND II, L.P.

By:	Nexus Partners II, L.P.
Its:	General Partner

By:	Nexus Partners I, LLC
Its:	General Partner

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg
Its:	Manager

By:	/s/ Jacques Gliksberg
Name:	Jacques Gliksberg

By:	/s/ Marco Viola
Name:	Marco Viola